February 3, 2009
VIA EDGAR
United States Securities and Exchange Commission
Attention: Jennifer Fugario
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	SoftBrands, Inc. Form 8-K Filed January 23, 2009 File No. 001-32711
Dear Ms. Fugario:
As discussed via telephone conference on January 30, 2009, the following is our response to the SEC comment letter dated January 28, 2009 regarding the above referenced filing.
Form 8-K Filed January 23, 2009
Item 4.01 Changes in Registrant’s Certifying Accountant
1.	Your disclosures indicate that you consulted with RSM McGladrey, Inc., an affiliate of McGladrey & Pullen LLP, your newly engaged accountant, on the application of accounting principles. Please amend your Form 8-K to provide the disclosures required by Item 304 (a)(2)(ii)(B) and (C) of Regulation S-K for those consultations that took place within the two most recent fiscal years and any subsequent period prior to the engagement of McGladrey & Pullen LLP.

Our response: The services provided by RSM McGladrey, Inc., prior to the engagement of McGladrey & Pullen, LLP, were of a routine nature and served as a standard review of the Company’s preparation of income tax provisions and related disclosures, in accordance with SFAS No. 109 and FIN 48, and the Company’s allocation of the purchase price, in accordance with SFAS Nos. 141 and 142, for the acquisition of MAI Systems, Inc. in August 2006. In conjunction with these services, we did not engage RSM McGladrey, Inc. to consult on a specific transaction that was the subject of a dispute with our former accountant, PricewaterhouseCoopers LLP. Additionally, RSM McGladrey, Inc. has provided services related to our annual impairment testing of goodwill for each of the most recent two fiscal years. There have been no disagreements with either the former or newly engaged accountants with regard to these matters. Therefore, we believe that the disclosures required by Item 304 (a)(2)(ii)(B) and (C) of Regulation S-K for those consultations are not required.

2.	In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures. In addition, include any letter provided by your new accountants pursuant to Item 304 (a)(2)(ii)(D) of Regulation S-K.

Our response: If an amended Form 8-K is necessary after reviewing our response to comment 1. above, letter(s) from the former and new accountants will be provided as required.
SoftBrands, Inc. acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please contact me at (612) 851-1500.
Sincerely,
/s/ GREGG A. WALDON
Gregg A. Waldon
Chief Financial Officer